FILE NO. 333-221989

CIK #1724130

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Pre-Effective Amendment No. 1

to the

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 19

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, New York 10577

D.            Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Michael B. Weiner
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, New York 10577

E.       Title of securities being registered:  Units of fractional undivided beneficial interest

F.                      Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated January 16, 2018, Subject to Completion

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

A UNIT INVESTMENT TRUST

The unit investment trust named above (the "Trust") is included in Morgan Stanley Portfolios, Series 19. The Trust invests in a portfolio of common stocks of domestic large cap companies that reflect the investment themes of Bob Doll's "2018 Ten Predictions", which have been identified with the assistance of Nuveen Asset Management, LLC.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of the Trust's strategy.

Prospectus dated January __, 2018

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Nuveen's Bob Doll 2018 Equity Outlook Portfolio (the "Trust") is right for you. More detailed information can be found later in this prospectus.

Portfolio Consultant

Morgan Stanley Smith Barney LLC, the Trust's Sponsor, has selected Nuveen Asset Management, LLC ("Nuveen Asset Management") to serve as the Trust's portfolio consultant. In its role as portfolio consultant, Nuveen Asset Management is responsible for assisting the Sponsor with the selection of the Trust's portfolio.

Investment Objective

The Trust seeks to provide capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

Principal Investment Strategy. The Trust seeks to achieve its objective by investing in the common stocks of large capitalization stocks that Nuveen Asset Management believes will benefit from an economic environment described by Bob Doll's "Ten Predictions for 2018." Nuveen Asset Management utilizes a proprietary process it developed to determine its selections for the Trust's portfolio. Under normal circumstances, the Trust invests at least 80% of the value of its assets in equity securities.

Bob Doll's 2018 Ten Predictions. In January 2018, Bob Doll, Senior Portfolio Manager and Chief Equity Strategist at Nuveen Asset Management, released a set of Ten Predictions, which represented his forecast of the economic conditions that could exist in 2018 and the themes that may prevail. The Ten Predictions are based upon analysis of prevailing economic, political and financial market trends, viewed in light of the previous year's developments. The 2018 Ten Predictions are as follows:

1.  U.S. real GDP reaches 3% and nominal GDP 5% for the first time in over a decade.

2.  Despite ongoing protectionism, the global expansion continues with the fewest countries in recession in history.

3.  Unemployment falls to the lowest level in nearly 50 years as wage growth is the highest since the Great Recession.

4.  The yield curve flattens (but does not invert) as the yield on the 10-year Treasury reaches 3% for the first time since 2014.

5.  Stocks enjoy longest bull market in history but experience a 5+% correction after the longest period without one.

6.  U.S. equity returns lag earnings growth for the first time in six years, the longest streak in decades.

7.  Equities beat bonds for the seventh consecutive year for the first time in nearly a century.

8.  Corporate capital expenditures increase at the expense of share buybacks.

9.  Telecommunication services, information technology and health care outperform utilities, energy and materials.

10.  Republicans lose the House, retain the Senate and further distance themselves from President Trump.

Selection of Portfolio Securities. Taking into account the economic conditions identified in Bob Doll's Ten Predictions for 2018, Nuveen Asset Management developed an investment strategy for the Trust that is designed to benefit from the themes set forth in the Ten Predictions. Nuveen Asset Management's security selection process for the Trust begins by identifying an initial universe of securities of the 1,000 largest companies in the U.S. equity markets by market capitalization. From this initial universe, the group of securities that are eligible for inclusion in the Trust is narrowed based on a multi-factor quantitative model. The quantitative model is a computer driven process that utilizes historical data to analyze stocks. This model ranks the securities in the initial universe and Nuveen Asset Management excludes approximately half of the lowest ranked securities. The model considers several factors, including each stock's valuation, growth history within the prior three years, profitability and capital deployment. Capital deployment refers to a range of potential activities including, but not limited to, whether the company paid dividends, invested in research and development, bought back company stock, reduced debt, hired new personnel or increased salaries.

From the subset of stocks identified by the quantitative model, Nuveen Asset Management's fundamental analysts rank the remaining stocks from 1 to 5, with 1 being most attractive and 5 being least attractive. Stocks that are assigned a ranking of 5 are excluded from the prospective purchase list. Fundamental analysis is subjective, forward-looking analysis that identifies stock specific opportunities and risks and is grounded in human judgment. Fundamental analysis is a method of evaluating a security that seeks to measure its intrinsic value by examining related economic, financial and other factors. Among these are the key themes forecasted in Bob Doll's annual Ten Predictions and how they apply to the securities eligible for the Trust's portfolio, macroeconomic factors (like the overall economy and industry conditions) and company-specific factors (like financial condition and management). Nuveen Asset Management believes that combining fundamental and quantitative analysis enhances its stock selection process.

From this narrower universe of stocks, Nuveen Asset Management eliminates the stock of any company undergoing a strategic corporate action that it believes could imminently and materially alter the Trust's portfolio, such as an impending merger or acquisition known at the time of selection. Nuveen Asset Management then seeks to limit perceived risks by considering factors such as, but not limited to, sector and industry exposures, comparative market risk, valuation exposures and currency exposures. The use of risk/return frameworks to manage risk, however, does not imply low risk or no risk. Nuveen Asset Management then provides its recommendations to the Sponsor and the Sponsor utilizes the selections when assembling the Trust's portfolio.

Nuveen Asset Management performed the security selection process used to determine the Trust's portfolio on January ___, 2018 (the "Selection Date"). The Sponsor conducted its own review of Nuveen Asset Management's stock selections and was not obligated to use each selection in assembling the final Trust portfolio. The Sponsor reviewed Nuveen Asset Management's selections to ensure that the suggested portfolio met regulatory, tax, trading and internal Sponsor (or Sponsor-affiliate) related restrictions and further, to ensure that the suggested portfolio would be sufficiently liquid. The Sponsor also took into account any corporate actions involving the suggested portfolio.

The Sponsor intended to include each of Nuveen Asset Management's selections in the Trust's final portfolio, with the exception of any stock that did not meet the foregoing criteria. Following the Sponsor's review, the Trust's initial portfolio consists only of stocks from Nuveen Asset Management's selection process. The final portfolio for the Trust is provided in "Portfolio" below.

Nuveen Asset Management, LLC. Nuveen Asset Management is a U.S. registered investment adviser and had approximately $172 billion of assets under management as of September 30, 2017. Nuveen Asset Management offers a broad range of investment strategies in a variety of asset classes, including global equities and fixed income, infrastructure, real estate and quantitative asset allocation. The principal office of Nuveen Asset Management is located at 333 West Wacker Drive, Chicago, Illinois 60606.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the securities and general economic conditions.

The Trust consists of common stocks of domestic issuers. If you invest in the Trust, you should understand the potential risks generally associated with common stocks:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the Trust's portfolio invests significantly in one or more sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

Nuveen Asset Management, the Trust's portfolio consultant, may recommend or effect buy and/or sell transactions in the securities included in the Trust on behalf of its other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in the Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

The Trust's portfolio contains securities issued by __ companies, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). This price is based on the net asset value of the Trust plus the amount of the initial sales charge (if any). Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the Trust's portfolio. The Public Offering Price will change daily because prices of the underlying securities will fluctuate.

The Public Offering Price per unit will be calculated by:

•  Adding the combined market value of the underlying securities to any cash held to purchase securities.

•  Dividing that sum by the number of units outstanding.

•  Adding an initial sales charge (if any).

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the Trust is about to terminate, you may have the option to rollover your proceeds into a future Nuveen Equity Outlook Portfolio series, if one is available. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. See "Exchange and Rollover Options".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00	%*		$00.00
Maximum Deferred Sales Charge	1.35	%**		$13.50
Creation and Development Fee	0.50	%***		$5.00
Maximum Sales Charge (including Creation and Development Fee)	1.85%			$18.50
Reimbursement to Sponsor for Estimated Organization Costs	%		$

Estimated Annual Trust Operating Expenses

	As a % of Net Assets	Amounts per 100 Units
Trustee's Fee	%	$
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	%	$
Other Operating Expenses	%****	$
Total	%	$

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year
3 years
5 years
10 years

*  The initial sales charge is equal to the difference between the maximum sales charge (including the creation and development fee) of 1.85% and the sum of any remaining deferred sales charge and the creation and development fee. There is no initial sales charge if the Unit price is $10.00 per Unit or less. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.135 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.35%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.35%. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.135 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The creation and development fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

SUMMARY OF ESSENTIAL INFORMATION AS OF January __, 2018†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge (including the creation and development fee) is 1.85%. The initial sales charge is the difference between the maximum sales charge of 1.85% and the sum of the total deferred sales charge of $0.135 per Unit and the creation and development fee of $0.050 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. The combination of the initial (if any) and deferred sales charges comprises the "transactional sales charge". Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. The creation and development fee is paid at the close of the initial offering period. The Trust's initial offering period is anticipated to last approximately three months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

____________, and the ____ day of each month thereafter, through ___________.

Termination Date

______________, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of ________ and __________ thereafter.

Distribution Day

The 25th day of ________ and __________ thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated early if the net value of the Trust is less than $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$______ per Unit.

Sponsor's Annual Fee

Maximum of $_____ per Unit.

CUSIPs

Cash – __________

Wrap Fee – _________

Ticker Symbol

________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Portfolios, Series 19:

We have audited the accompanying statement of financial condition, including the portfolio of investments, of Morgan Stanley Portfolios, Series 19 comprising Nuveen's Bob Doll 2018 Equity Outlook Portfolio (the "Trust"), as of the opening of business on January __, 2018 (Initial Date of Deposit). This statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of financial condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with brokers as shown in the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Portfolios, Series 19 comprising Nuveen's Bob Doll 2018 Equity Outlook Portfolio, as of the opening of business on January __, 2018 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
January __, 2018

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

Statement of Financial Condition as of Initial Date of Deposit, January __, 2018

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$
Total	$
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$
Deferred Sales Charge(4)
Creation and Development Fee(5)
Total	$
INTEREST OF UNITHOLDERS
_______ Units of fractional undivided interest outstanding:
Cost to investors(6)	$
Less: Gross underwriting commissions(7)
Less: Reimbursement to Sponsor for Organization Costs(3)
Net amount applicable to investors	$
Total	$
Net asset value per Unit	$

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $______ per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.135 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A creation and development fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the creation and development fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge (including the creation and development fee) of 1.85% of the Public Offering Price (1.885% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, January __, 2018

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
			100.00%	$

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on ______________, 2018. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on _____________, 2018. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following information is unaudited:

The Sponsor and/or its affiliates usually maintains a market in the securities of many companies, which may include companies in the portfolio of the Trust. During the last twelve months, the Sponsor and/or its affiliates, may have acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust and/or may seek to do so in the future. The Sponsor and its affiliates provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates may receive or seek to receive compensation for those services from such corporations, which may include certain of the companies in the portfolio of the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of the Nuveen's Bob Doll 2018 Equity Outlook Portfolio (the "Trust") is to provide capital appreciation through a convenient investment in a fixed portfolio (the "Portfolio") consisting of shares of common stocks (the "Securities"). The selection process is described in further details under Investment Summary—Investment Concept and Selection Process.

Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying Securities in the Portfolio.

Nuveen

Nuveen Asset Management has been selected by the Sponsor to serve as the portfolio consultant for the Trust. As portfolio consultant, Nuveen Asset Management assisted the Sponsor with the selection of the Trust's portfolio. Additionally, Nuveen Investments, Inc. licenses certain service marks and other intellectual property for use by the Sponsor and the Trust, and Nuveen Securities, LLC provides marketing services to assist the Sponsor's distribution efforts. For these various services and rights, the Sponsor has agreed to pay Nuveen Asset Management and its respective aforementioned affiliates fees from the Sponsor's assets and not from the Trust's assets. Neither the Sponsor nor Nuveen Asset Management manages the Trust. The Sponsor is not affiliated with Nuveen Asset Management or any affiliates thereof.

Nuveen Asset Management may use the list of securities included in the Trust's portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. Nuveen Asset Management may recommend or effect transactions in the Securities included in your Trust. Nuveen Asset Management, on behalf of other clients, may sell or sell short Securities included in the Trust in the event their portfolio objectives or constraints call for such an action. This may have an adverse effect on the prices of the Securities included in the Trust. This also may have an impact on the price your Trust pays for the Securities and the price received upon unit redemptions or Trust termination.

You should note that the selection criteria were applied on the Selection Date, prior to the Initial Date of Deposit. After the Selection Date, the Securities included in your Trust may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Sponsor will generally not remove the Security from the Trust. In offering the Units to the public, the Sponsor is not recommending any of the individual Securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the Units.

Structure and Offering

This series of the Trust is considered a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed in the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (generally two business days after the applicable date on which Securities were deposited in the Trust or any shorter period as may be required under the Securities Exchange Act of 1934 ("1934 Act")), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "proportionate relationship"). The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the proportionate relationship among the Securities because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the initial offering of Units it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution (reduction in the proportional ownership) of the investment in any such Security not purchased and potential variances in anticipated income. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information section on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus an initial (if any) sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange option (see Exchange and Rollover Options herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Securities were selected for the Trust with the assistance of the Trust's portfolio consultant, Nuveen Asset Management, by applying the strategy described in the Investment Summary section.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Purchasers of securities, including Units, will generally have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in two business days (or any shorter period as may be required by the 1934 Act), in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed in the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual

Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. However, the Trustee may not be able to vote any Securities in the Trust that are traded on foreign exchanges.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Summary—Investment Concept and Selection Process and that the Trust may continue to purchase or hold Securities originally selected through these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in the Trust may also be owned by other clients of the Sponsor or of the Trust's portfolio consultant, Nuveen Asset Management. However, because these clients may have differing investment objectives, the Sponsor and/or its affiliates or Nuveen Asset Management may sell or recommend selling certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. This may have an adverse effect on the prices of the Securities. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months, and in any event not later than six months, from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding any applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities reduced by the liabilities of the Trust and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (including the creation and development fee) is equal, in the aggregate, to a maximum charge of 1.85% of the Public Offering Price (1.885% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is equal to the difference between the total sales charge, including the creation and development fee (maximum of 1.85% of the Public Offering Price), and the sum of the maximum fixed dollar amount of the remaining deferred sales charge and the creation and development fee (initially $0.185 per Unit). As a result, on the Initial Date of Deposit and any other day the Public Offering Price equals $10.00 per Unit, purchasers will pay no initial sales charge. If the Public Offering Price exceeds $10.00 per Unit purchasers will pay an initial sales charge calculated as described above. If the Public Offering Price is less than $10.00 per Unit, purchasers will receive a credit at the time of purchase equal to the difference between the total sales charge, including creation and development fee (maximum of 1.85% of the Public Offering Price) and the fixed dollar amount of the remaining deferred sales charge and the creation and development fee. The initial sales charge, if any, is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.135 per Unit is accrued in three monthly installments and will be charged to the Trust's capital account established under the Indenture (the "Capital Account") on the dates specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.35%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.35%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.135 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates, any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge or creation and development fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing the Trust and is further described below.

The creation and development fee is fixed at $0.05 per Unit and is paid at the close of the initial offering period. If the Public Offering Price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%, and if the Public Offering Price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each. To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

Valuation of Securities by the Sponsor is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to any Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Trust. See Redemption—Computation of Redemption Price Per Unit.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding, subject to a sales charge of 0.60%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

The Sponsor may offer Units for purchase through a registered investment adviser, certified financial planner or registered broker dealer who either charges periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provides such services in connection with the establishment of an investment account ("Fee-Based Account") for which a comprehensive "wrap fee" is charged on assets held in such an account, which generally would include the value of any Units held in the Fee-Based Account. If the

Sponsor elects to offer Units for purchase by Fee-Based Accounts, then the Units will not be subject to the transactional sales charge but will be subject to the creation and development fee. The creation and development fee is $0.05 per Unit, which is 0.50% as a percentage of the Initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter). The creation and development fee is retained by the Sponsor.

You should consult your financial professional to determine whether you can benefit from purchasing Units through a Fee-Based Account. To purchase Units in these Fee-Based Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the maximum transactional sales charge per Unit (subject to reduction for purchasers as described under Public Offering Price above). The Sponsor will also receive the amount of the collected creation and development fee.

In the event that subsequent deposits are effected by the Sponsor with the deposit of securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $_____ per Unit for the administrative, evaluation and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor and its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which may be issuers of the common stocks in the Trust's portfolio. Please refer to the discussion immediately following the Notes to Portfolio for additional information.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services, and for providing other similar administrative and ministerial functions. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds. Units purchased following the close of the initial offering period are not subject to the Creation and Development Fee.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•  the aggregate value of Securities in the Trust,

•  amounts in the Trust, including dividends receivable on Securities trading ex-dividend, and

•  all other assets in the Trust.

Deducting therefrom the sum of:

•  taxes or other governmental charges against the Trust not previously deducted,

•  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•  amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. In the event that a market is not maintained, a Holder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units redeemed by the Trustee will be canceled.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will not be reduced by such due to be paid organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent, payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolio and for providing bookkeeping and administrative services for the Trust, but at no time will the total amount the Sponsor receives for services rendered to all unit investment trust series it deposits in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) any foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain their proportionate relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets the selection criteria listed under Investment Concept and Selection Process.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of the Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the proportionate relationship among the Securities. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants.

Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for the Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under the Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under the Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

EXCHANGE AND ROLLOVER OPTIONS

Holders may exchange their Units of the Trust into units of any then outstanding series of a Sponsor-deposited unit investment trust in its initial offering period (an "Exchange Series") at their relative net asset values, subject to any applicable sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of any then outstanding Nuveen Equity Outlook Portfolio provided one is offered ("New Series"), or into any Exchange Series. Holders who decide not to rollover their proceeds will receive a cash distribution after the Trust terminates.

Under the exchange and rollover options, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the net asset value of the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover option by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus. The availability of the exchange and rollover options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment options at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes". If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior unit investment trust deposited by the Sponsor (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold at a current rate of 28% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Trust's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply: (i) with respect to distributions from your Trust; and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after

January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 28%, as discussed above, on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the 1934 Act.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 200 Park Avenue, New York, New York 10166, as special counsel for the Sponsor.

Experts

The statement of financial condition, including the portfolio of investments, included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such statement of financial condition, including the portfolio of investments, is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor and the Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-______) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	5
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	7
Statement of Financial Condition	8
Portfolio	9
Notes to Portfolio	10
Description of the Trust	11
Risk Factors	13
Public Sale of Units	15
Market for Units	18
Redemption	18
Expenses and Charges	19
Administration of the Trust	21
Exchange and Rollover Options	23
Reinvestment Plan	24
Resignation, Removal and Limitations on Liability	24
Taxes	25
Miscellaneous	27

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Nuveen's Bob Doll 2018 Equity Outlook Portfolio

Morgan Stanley Portfolios,
Series 19

CONTENTS OF AMENDMENT TO THE REGISTRATION STATEMENT

A.                                    Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B.                                    This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm (to be supplied by amendment).

The following exhibits:

1.1                               Trust Agreement (to be supplied by amendment).

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (File No. 333-215201) dated December 20, 2016.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3                               Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1                               Consent of Evaluator (to be supplied by amendment).

4.2                               Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 15 (File No. 333-220028) dated August 18, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 19, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 16th day of January, 2018.

MORGAN STANLEY PORTFOLIOS, SERIES 19

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ MICHAEL B. WEINER
Michael B. Weiner
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 16, 2018, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE
Shelley O’Connor	Co-Chairman, Co-Chief Executive Officer and Co-President
Andrew Saperstein	Co-Chairman, Co-Chief Executive Officer and Co-President
Jed Finn	Director, Managing Director and Executive Committee Member
James Janover	Director, Managing Director and Executive Committee Member
Norm Heusser	Chief Financial Officer

By:	/s/ MICHAEL B. WEINER
Michael B. Weiner
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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